

Mail Stop 7010

December 19, 2008

By U.S. Mail and Facsimile

Mr. Philip O. Strawbridge
Chief Financial Officer
EnergySolutions, Inc.
423 West 300 South, Suite 200
Salt Lake City, UT 84101

> **Re: EnergySolutions, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2007**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2008**
> **File No. 001-33830**

Dear Mr. Strawbridge:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 7. Management's Discussion and Analysis…, page 44

Results of Operations, page 52

1. In future filings, please quantify the reasons for the significant changes in your segment results from period-to-period. For example, you should quantify the reasons you have provided for the fluctuations in your revenue, cost of revenue and segment selling, general and administrative expenses and ensure that you

explain the majority of the increase or decrease in your discussion. We remind you that management's discussion and analysis should include meaningful information to enhance overall financial disclosure, provide narrative explanation of the company's financial statements, enabling investors to see the company through the eyes of management, and provide information about the quality of, and potential variability of, the company's earnings and cash flow so that investors can ascertain the likelihood that past performance is indicative of future performance. Please refer to Release No. 33-8350, *Interpretation - Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations* for guidance.

Liquidity and Capital Resources, page 58

General

2.   We note at December 31, 2007 that approximately 23% of your pension plan assets were represented by equity securities. In future filings please expand your discussion to include the impact market conditions have had on plan assumptions and the net periodic benefit cost, as well as the expected impact on future operations from a decrease in plan assets, change in expected return and amortization of actuarial loss. Please also address potential funding requirements relative to your accumulated benefit obligation and the implications to current and future liquidity resulting from potential incremental cash payments required to maintain funding requirements.

Historical Cash Flows, page 58

3.   In future filings, please expand your discussion of the cash flows from operating activities to address the underlying reasons for the significant year-to-year changes in your working capital items.

Capital Expenditures, page 59

4.   We note from the paragraph entitled "Increases in capital expenditures" that you expect $37.0 million in capital expenditures in 2008. We also note from the last paragraph on page 60 that your credit facilities contain a covenant restricting your annual capital expenditures to $30.0 million plus an annual adjustment. In future filings, please indicate the source of funds you expect to use to cover your anticipated capital expenditures and disclose whether the anticipated amount is in conformity with the provisions of your credit agreements.

Credit Facilities, page 59

5.   In future filings, please also quantify your actual leverage and cash interest coverage ratios as of the date of the latest balance sheet presented.

Item 9A. Controls and Procedures, page 69

6.   Please confirm, if true, that your disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2007. If your disclosure controls and procedures are effective at the reasonable assurance level, please revise your future filings accordingly.

Consolidated Financial Statements, page F-1

Note 19 – Employee Benefit Plans, page F-39

7.   Please tell us and expand your disclosures in future filings to state where you have classified the credit to income to offset after-tax pension charges in your financial statements and quantify such credit for each period presented. Additionally, please disclose the amount recoverable from NDA, which you have included within other noncurrent assets, at each balance sheet date.

8.   Please clarify whether the estimated benefit plan payments in your table are presented gross or net of amounts recoverable from NDA.

Item 10. Directors, Executive Officers and Corporate Governance, page 71

Executive Officers and Directors, page 71

9.   In future filings, please disclose the term of office for each of your directors and executive officers. See Items 401(a) and (b) of Regulation S-K.

Form 10-K/A for the Fiscal Year Ended December 31, 2007

Item 11. Executive Compensation, page 1

Compensation Discussion and Analysis, page 1

10.   From the last paragraph on page 1, we note (i) that your stock price at least partially determines whether your executive officers' will earn cash distributions from their Profit Interests in ENV Holdings, LLC, an element of your executive compensation, and (ii) that their aggregate economic ownership interests in ENV vary based on your stock price. In future filings, please expand your compensation discussion and analysis to clarify the relationship between Profit Interests' in ENV and your stock price. For example, how does a change in your

stock price determine whether "cash thresholds" are met? How often do you or does ENV measure whether such cash thresholds are met? In addition, please discuss whether ENV will rely upon cash distributions from you in order to fund distributions to its Profit Interest holders?

The Role of Cash Compensation, page 5

Incentive Compensation, page 5

11.	From the third paragraph in this section and from your summary compensation table on page 7, we note the large, one-time cash payments made to Messrs. Creamer and Everest as consideration for terminating their participation in the Excess Performance Bonus Pool. In future filings, please discuss the basic framework of this Bonus Pool, your business reasons for paying Messrs. Creamer and Everest to terminate their participation, and the method you used for determining their respective amounts.

Item 12. Security Ownership of Certain Beneficial Owners…, page 12

Equity Compensation Plan Information, page 12

12.	We note from the table on page 12 that the securities you have available for future issuance includes an amount available for issuance other than upon the exercise of options, warrants, and rights. In future filings, please disclose in a footnote to your equity compensation plan the information required by Instruction 6 to Item 201(d) of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended September 30, 2008

Management's Discussion and Analysis, page 15

Results of Operations, page 15

13.	We note from your disclosures that you classified losses on the disposal of assets as non-operating income (loss). It appears to us that this item should be classified within income from operations as required by paragraph 45 of SFAS 144. Please advise.

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Hagen Ganem, Staff Attorney, at (202) 551-3330 if you have any questions regarding comments on legal matters. If you have any questions regarding comments on financial statements or related matters, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief